15025508

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 09 2015
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46684

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEWBURY PIRET SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 TOTTEN POND ROAD
(No. and Street)

WALTHAM (City) MA (State) 02451 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARGUERITE A. PIRET 617-367-7300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLER WACHMAN, LLP
(Name – *if individual, state last, first, middle name*)

747 WASHINGTON STREET (Address) HOLLISTON (City) MA (State) 01746 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KA 3/19

OATH OR AFFIRMATION

I, MARGUERITE A. PIRET, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEWBURY PIRET SECURITIES, INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

President

Title

SHIRI GHIMIRE
Notary Public
Commonwealth of Massachusetts
My Commission Expires April 2, 2021

On this 27th day of Feb, 20 15 before me, the undersigned Notary Public personally appeared Marguerite A. Piret (name of document signer), proved to me through satisfactory evidence of identification, which were MA DL, to be the person whose name is signed on the preceding or attached document in my presence

________ (official signature and seal of Notary)

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Newbury Piret Securities, Inc.

(A Subsidiary of Newbury, Piret & Company, Inc.)

Annual Audited Report
Form X-17A-5 Part III

For the Period January 1, 2014 to December 31, 2014

Newbury Piret Securities, Inc.
(A Subsidiary of Newbury, Piret & Company, Inc.)

Index to Financial Statements
December 31, 2014

MILLER WACHMAN LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Newbury Piret Securities, Inc.
Waltham, Massachusetts

We have audited the accompanying statement of financial condition of Newbury Piret Securities, Inc. as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Newbury Piret Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newbury Piret Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934, has been subjected to audit procedures performed in conjunction with the audit of Newbury Piret Securities, Inc.'s financial statements. The information included in Schedules I, II and III is the responsibility of Newbury Piret Securities, Inc.'s management. Our audit procedures included determining whether the information included in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the information included in Schedules I, II and III. In forming our opinion on the information included in Schedules I, II and III, we evaluated whether the information included in Schedules I, II and III, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information included in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Miller Wachman LLP

Holliston, Massachusetts
February 26, 2015

Newbury Piret Securities, Inc.
(A subsidiary of Newbury, Piret & Company, Inc.)

Statement of Financial Condition
December 31, 2014

	Assets
Cash	$150
Marketable securities	14,424
Interest receivable from parent company	33
Prepaid expenses	504
Note receivable from parent company	7,890
Due from parent company	10,500
Total Assets	$ 33,501

	Liabilities and Stockholder's Equity
Liabilities	
Accounts payable and accrued expenses	$ 3,430
Total liabilities	3,430
Stockholder's Equity	
Common stock, $1 par value	
Authorized 80,000 shares	
Issued and outstanding 2,723 shares	2,723
Additional paid-in capital	20,637
Retained Earnings	6,712
Total Stockholder's Equity	30,072
Total Liabilities and Stockholder's Equity	$ 33,501

The accompanying notes and independent auditors' report are an integral part of these financial statements.

Newbury Piret Securities, Inc.
(A subsidiary of Newbury, Piret & Company, Inc.)

Statement of Operations

Year Ended December 31, 2014

Revenues	
Success fee income	$ 172,000
Other fee income	19,390
Interest income	527
	191,917
Expenses	
Compensation and benefits	3,508
General and administrative	191,135
Occupancy	852
	195,495
Net Loss	$ (3,578)

The accompanying notes and independent auditors' report are an integral part of these financial statements.

Newbury Piret Securities, Inc.

(A subsidiary of Newbury, Piret & Company, Inc.)

Statement of Changes in Stockholder's Equity

Year Ended December 31,2014

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at Beginning of Year	$2,723	$20,637	$10,290	$33,650
Net Loss	—	—	(3,578)	(3,578)
Balance at End of Year	$2,723	$20,637	$6,712	$30,072

The accompanying notes and independent auditors' report are an integral part of these financial statements.

Newbury Piret Securities, Inc.
(A subsidiary of Newbury, Piret & Company, Inc.)
Statement of Cash Flows
Year Ended December 31, 2014

Cash Flows from Operating Activities	
Net Loss	$ (3,578)
Change in operating assets and liabilities:	
Interest receivable	480
Due from parent company	1,373
Accounts payable and accrued expenses	236
Cash used by operating activities	$ (1,489)
Cash Flows from Investing Activities	
Purchase of marketable securities	(3,000)
Collection of note receivable - parent company	1,212
Cash used by investing activities	(1,788)
Net Decrease in Cash	(3,277)
Cash at Beginning of Year	3,427
Cash at End of Year	$ 150

The accompanying notes and independent auditors' report are an integral part of these financial statements.

Note 1 - Nature of Business

Newbury Piret Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides financial advisory services and does not hold funds or securities for the accounts of its customers.

The Company is a wholly owned subsidiary of Newbury, Piret and Company, Inc. and serves as the Company through which activities associated with the broker dealer license is held.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America under the accrual basis of accounting. The accrual basis of accounting records revenue in the period it is earned rather than when received and records expenses in the period in which incurred rather than when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Related Party

The Company shares office space with its parent. On December 1, 2012, the Company entered into an agreement with its parent company whereby the parent company pays the Company for services performed. In addition, the Company pays the parent company for its share of allocated indirect overhead costs. Such costs are recorded and paid throughout the year and are subject to periodic review. In accordance with the agreement, during 2014, the Company earned $19,390 for services and paid $4,852 for allocated costs in accordance with the agreement.

Note 3 - Related Party (continued)

Note receivable from parent company consists of a $10,020 unsecured promissory note dated May 13, 2010. The note is payable on demand and accrues interest of 5% annually. The outstanding balance of the note as of December 31, 2014 was $7,890. Interest on the note was $527.

Due from parent company is a receivable with no repayment terms and no interest is being charged. The balance at December 31, 2014 was $10,500.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital pursuant to rule 15c3-1 of $10,856 which was $5,856 in excess of its required net capital of $5,000. The Company's ratio of aggregated indebtedness to net capital was 0.32 to 1.

Note 5 - Fair Value Measurements

Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (ASC 820), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Note 5 - Fair Value Measurements (continued)

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement. The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for investments measured at fair value.

Investments: Investments include mutual funds. In general, and where applicable, we use quoted prices in active markets for identical assets or liabilities to determine fair value. This pricing methodology applies to our Level 1 investments.

The following table represents the Company's assets measured at fair value on a recurring basis at December 31, 2014:

	Level 1
Marketable securities	$ 14.424

Marketable securities represent readily marketable shares in mutual funds invested in money market instruments, primarily United States Government obligations, bank obligations and commercial paper. The fund manages its portfolio to maintain a constant market price per share of $ 1.00.

Note 6 - Income Taxes

The Company files its tax returns on a consolidated basis with its parent company, which has elected to be treated as an S corporation for both federal and state income tax purposes, whereby all elements of income and deduction are included in the tax return of the stockholder of the Company. Therefore, no income tax provision is recorded by the Company.

For the year ended December 31, 2014, the Company has no material uncertain tax positions to be accounted for in the financial statements. Federal and state income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed. Federal and state income tax returns for 2013, 2012, and 2011 are subject to examination by the taxing authorities.

Note 7 - Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 26, 2015, the date the financial statements were available to be issued.

Note 8 - Part X-17A-5

The Company's most recent annual report on Form X-17A-5 is available for examination and copying at the Company's Waltham, Massachusetts office or at the Boston Regional office of the Securities and Exchange Commission.

Note 9 - Commitments and Contingencies

The company has made no guarantees, does not have any pending lawsuits or arbitration claims, and has no commitments, except for approximately $4,852 per year that is owed to its parent under an agreement dated December 1, 2012.

Newbury Piret Securities, Inc
ScheduleI
December 31, 2014

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Total Capital	$ 30,072
Deductions for Non-allowable Assets	
Other assets	504
Notes and loansreceivable	18,423
Net capital before haircuts	11,145
Haircuts on Securities, computed, where applicable, pursuant to 15c3-l(f)	
Stocks and money market accounts	289
Net Capital	$ 10,856

Computation of Basic Net Capital Requirement

Minimum Net Capital Required (6 2/3% of total aggregate indebtedness)	$ 229
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$ 5,000
Net Capital Requirement, Greater of Minimum Net Capital Required or Minimum Dollar Net Capital Requirement, in Accordance with Rule 15c3-1	$ 5,000
Excess Net Capital	$ 5,856
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 4,856

Computation of Aggregate Indebtedness

Total Liabilities	$	3,430
Subordinated debt		
Total Aggregate Indebtedness	$	3,430
Percentage of Aggregate Indebtedness to Net Capital		31.60

Reconciliation of Net Capital

Net Capital reported on Part IIA Focus Report, as amended	$	10,856
Net Capital per audited financial statements	$	10,856

There is no material difference between this computation of net capital and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA FOCUS Report filing as of December 31, 2014, as amended.

Newbury Piret Securities, Inc

Schedule II-Information Relating to Requirements for Broker-Dealers Under Rule 15c3-3

December 31, 2014

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the SEC:

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2014.

Newbury Piret Securities, Inc
Schedule III - Report on Material Inadequacies
Year Ended December 31, 2014

Report on Material Inadequacies

We have audited the financial statements of Newbury Piret Securities, Inc for the year ended December 31, 2014. Our audit did not disclose any material inadequacies existing or found to have existed since the date of the previous audit.

Miller Wachman LLP

Holliston, Massachusetts
February 26, 2015

MILLER WACHMAN LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Newbury Piret Securities, Inc.
Waltham, Massachusetts

We have reviewed management's statements, included in the accompanying Newbury Piret Securities, Inc. Report of Exemption from SEC Rule 15c3-3, in which Newbury Piret Securities, Inc. identified the following provisions of 17 C.F.R. & 15c3-3 (k) under which Newbury Piret Securities, Inc. claimed an exemption from 17 C.F.R. & 240.15c3-3 (k)(2)(i) and Newbury Piret Securities, Inc. stated that Newbury Piret Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Newbury Piret Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Newbury Piret Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Miller Wachman LLP

Holliston, Massachusetts
February 26, 2015

Newbury Piret Securities, Inc.
Report of Exemption from SEC Rule 15c3-3

I, Marguerite A. Piret, President of Newbury Piret & Co., Inc., attest to the following as required by the SEC in conjunction with our annual audit report for the period ending December 31, 2014.

Newbury Piret claims Exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision.

Newbury Piret did not hold any customer funds or securities at any time during the year.

Newbury Piret met the identified exemption provisions throughout the reporting period of January 1, 2014 through December 31, 2014 without exception.

M A Piret

Marguerite A. Piret, President

Date 2/26/2015